Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

July  13,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             REGISTRATION  STATEMENT  ON  FORM  SB-2
             FILE  NO.  333-133377
             FILED  APRIL  19,  2006

Dear  Ms.  Long,

     We received your letter dated June 28, 2006 commenting on the Registration Statement on Form SB-2 ("Registration Statement") originally filed by Cytation Corporation (the "Company") on April 19, 2006, and amended and refiled on June 8, 2006. In connection with your comments, we have filed a copy of this letter as correspondence on EDGAR. We have not, at this time, filed an amended SB-2 Registration Statement in response to your June 28, 2006 comment letter.

     Our  responses  to  your  comments  follow  below.

Selling  Security  Holders,  page  18
-------------------------------------

     1. In your response letter, you indicate that Cytation Corporation may have been a blank check company when it entered into the transactions with Deer Valley. We also note your reference to the letter dated January 21, 2000, to Mr. Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. from Mr. Richard Wulff, Chief Office of Small Business.

     Section 7(b)(3) of the Securities Act defines a blank check company as any development stage company issuing penny stock (within the meaning of Section 3(a)(51) of the Securities Exchange Act of 1934) that (a) has no specific business plan or purpose, or (b) the business plan of which is to merge with an unidentified company or companies.

     For the following reasons, we do not believe that Cytation was a blank check company at or about the time (a) it completed its preferred stock

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offerings  on  January  18,  2006,  (b) completed the acquisition of 100% of the common stock of Deer Valley Homebuilders, Inc. on January 18, 2006 (though the acquisition of DeerValley Acquisitions, Corp), or (c) it first solicited potential purchasers of preferred stock in early December 2005:

- In January 2005, the buy-out group first contacted the owners of Deer Valley Homebuilders, Inc. (a private company) to discuss the possible acquisition of Deer Valley Homebuilders, Inc.

- In contemplation of the acquisition of Deer Valley Homebuilders, Inc., on June 22, 2005, the buy-out group formed DeerValley Acquisitions, Corp., a privately held Florida corporation. As its name reflects, Deer Valley Acquisitions, Inc. was formed specifically for the purpose of acquiring ownership Deer Valley Homebuilders, Inc.

- On November 1, 2005, DeerValley Acquisitions, Corp. entered into a Stock Purchase Agreement with Deer Valley Homebuilders, Inc.

- On November 7, 2005, Cytation Corporation filed an 8-K announcing that it had entered into a letter of intent with DeerValley Acquisitions, Corp, which such 8-K, among other matters, announced that Cytation Corporation intended to acquire Deer Valley Homebuilders, Inc. Prior to entering into the letter of intent, none of the officers, directors, or affiliates of Cytation Corporation had any prior relationship with Deer Valley Acquisitions, Corp, Deer Valley Homebuilders, Inc., or the officers, directors, or affiliates of Deer Valley Acquisitions, Corp, or Deer Valley Homebuilders, Inc.

- On or about December 5, 2006, documents were first circulated to potential investors. The draft purchase agreement specifically provided that all closings on any preferred stock offerings by Cytation were contingent on the acquisition of Deer Valley Homebuilders, Inc.

- All preferred stock, i.e., the penny stock issuance referenced in Section 7(b)(3) of the Securities Act, was issued by Cytation Corporation on or after January 18, 2006.

- In excess of 99% of the stock of Cytation being registered for resale pursuant to its SB-2 Registration Statement was issued on or after January 18, 2006.

     Based on the foregoing, we believe that Cytation Corporation was not a blank check company at the time it completed its transaction with Deer Valley on January 18, 2006. In early November 2005, Cytation had identified and announced its intend target prior to the commencement of any securities offerings. At the time each investor made the decision to acquire securities of Cytation Corporation, the investor had knowledge of Cytation's plan of operation, its intended target, Deer Valley Homebuilders, Inc., and intended use of proceeds. Further, the issuance of its preferred stock was specifically contingent on the acquisition of Deer Valley Homebuilders, Inc.

     For your reference with regard to the foregoing, we have supplied to you a copy of: (a) Letter of Intent dated January 21, 2005 to acquire Deer Valley Homebuilders, Inc., (b) the Articles of Incorporation of DeerValley

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Acquisitions, Corp., (c) the Common Stock Purchase Agreement between Deer Valley
Homebuilders,  Inc  and  DeerValley Acquisitions, Corp., dated November 1, 2005,
(d) Cytation Corporation's 8-K, dated November 7, 2006, announcing that it had entered into a letter of intent with DeerValley Acquisitions, Corp, and (e) excerpts from the Securities Purchase Agreement dated January 18, 2006.

Certain  Relationships  and  Related  Transactions,  page  39
-------------------------------------------------------------

     2. When we file the amended SB-2 Registration Statement, we will revise this section to make it consistent with the same disclosures in our definitive 14C Information Statement.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.


                                Sincerely,


                                /s/ Charles G. Masters
                                ----------------------
                                Charles G. Masters
                                President & Chief Executive Officer

Cc:     Bush  Ross,  P.A.

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